UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Date of Report: (Date of Earliest Event Reported): December 11, 2023

THE ARENA GROUP HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

delaware	001-12471	68-0232575
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 VESEY STREET, 24TH FLOOR
NEW YORK, new york	10281
(Address of principal executive offices)	(Zip code)

212-321-5002

(Registrant’s telephone number including area code)

(Former name or former address if changed since last report)

Securities registered pursuant in Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AREN	NYSE American

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 11, 2023, the board of directors (the “Board”) of The Arena Group Holdings, Inc. (the “Company”) appointed Manoj Bhargava as the Company’s Interim Chief Executive Officer, effective immediately.

Mr. Bhargava, 70, is the Founder of Innovation Ventures LLC and has served as its Chief Executive Officer since its inception in 2000. Mr. Bhargava has extensive management, operations and marketing experience, which he has applied to numerous new business start-ups including a water filtration company, a research and development company and an investment company.

At this time, the Company has not entered into any plan, contract, agreement, grant or award in connection with Mr. Bhargava’s appointment to serve as Interim Chief Executive Officer. Mr. Bhargava has no family relationship with any directors or executive officers of the Company, nor are there any arrangements or understandings between Mr. Bhargava and any other persons pursuant to which he was selected as an officer of the Company. The Company and Mr. Bhargava (or his affiliated entities) are parties to certain related party transactions that are described under Item 1.01 of the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2023 and Items 1.01 and 8.01 of the Company’s Current Report on Form 8-K filed with the SEC on December 5, 2023, which sections are incorporated by reference herein.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Proposed Transaction”) by and among the Company, Simplify Inventions, LLC (“Simplify”), Bridge Media Networks, LLC (“Bridge Media”), New Arena Holdco, Inc. (“Newco”) and the other parties to that certain Business Combination Agreement, dated November 5, 2023, as amended, Newco and the Company will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of the Company and Newco (the “Combined Proxy Statement/Prospectus”). The Company, Simplify and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and the Company will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the Proposed Transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Newco and/or the Company may file with the SEC in connection with the Proposed Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF ARENA ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND THE OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED BY NEWCO OR ARENA WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Newco and/or the Company without charge through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, Simplify, Bridge Media and Newco and certain of their respective directors and executive officers and other members of their respective management and employees may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Proposed Transaction, including a description of their direct or indirect interests in the Proposed Transaction, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of the Company is contained in the Company’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 28, 2023, its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 31, 2023, and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This Current Report on Form 8-K contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Proposed Transaction. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the Proposed Transaction, including any plans or estimates; the ability of the parties to complete the Proposed Transaction considering the various closing conditions; expectations regarding the related agreements to the Proposed Transaction, including the timing, structure, terms, benefits, plans and each of the parties’ ability to satisfying the closing conditions therein; the expected composition of the board of directors of the combined company; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “intend,” “expect,” “seek,” “estimate,” “plan,” “would,” or other similar words or expressions or negatives of these words, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others: (1) that one or more closing conditions to the Proposed Transaction, including that the required approval by the stockholders of the Company may not be obtained; (2) the risk that the Proposed Transaction may not be completed in the time frame expected by the parties, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of New Arena following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating Bridge Media and the Company; (6) the ability of New Arena to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of New Arena; (8) any inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) potential litigation in connection with the Proposed Transaction or other settlements or investigations that may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in economic, financial, political and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, including natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. administration; (13) the ability of Bridge Media, the Company and New Arena to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event; (14) the impact of public health crises, such as pandemics and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets; (15) actions by third parties, including government agencies; (16) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Proposed Transaction; (17) the risk that disruptions from the Proposed Transaction will harm Bridge Media and the Company, including current plans and operations; (18) certain restrictions during the pendency of the acquisition that may impact Bridge Media’s or the Company’s ability to pursue certain business opportunities or strategic transactions; (19) Bridge Media’s, the Company’s and New Arena’s ability to meet expectations regarding the accounting and tax treatments of the Proposed Transaction; (20) delays in Bridge Media attracting advertisers or executing its business growth strategy; (21) continued fragmentation of audiences and a reduction in the number of television subscribers; (22) decreases in advertising spending or advertising demand or the demand for Bridge Media programming; (23) increased competition for programing, audiences and advertisers; (24) loss of Bridge Media’s key affiliate customer, Agency 5; (25) changes in government regulations, licensing requirements, or FCC’s rules and regulations and the applicability of such rules and regulations to Bridge Media; (26) failure to identify strategic acquisitions candidates or achieve the desired results of strategic acquisitions; (27) loss of material intellectual property rights for the Company or Bridge Media’s programming, technology, digital and other content; (28) labor disputes, increasing demand for creative talent and union activity; (29) loss of key employees or the inability to attract and retain skilled employees; and (30) inability to or limitations on raising additional capital in the future. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 31, 2023, the registration statement on Form S-4 discussed above and other documents filed by the Company and Newco from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company, Simplify, Bridge Media and Newco assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Company, Simplify, Bridge Media or Newco gives any assurance that the Company, Bridge Media or the combined company will achieve its expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARENA GROUP HOLDINGS, INC.

Dated: December 15, 2023
	By:	/s/ Douglas B. Smith
	Name:	Douglas B. Smith
	Title:	Chief Financial Officer